# COMMERCE BROKERAGE SERVICES, INC.
### (A Wholly Owned Subsidiary of Commerce Bank)

Financial Statements and Schedules
Part III

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

**COMMERCE BROKERAGE SERVICES, INC.**

**Table of Contents**



BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE℠

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Commerce Brokerage Services, Inc.
Kansas City, Missouri

We have audited the accompanying financial statements of Commerce Brokerage Services, Inc. (a Missouri Corporation, the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of earnings, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Commerce Brokerage Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Commerce Brokerage Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 11 - 14 have been subjected to audit procedures performed in conjunction with the audit of Commerce Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of Commerce Brokerage Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 27, 2017

**COMMERCE BROKERAGE SERVICES, INC.**

(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Financial Condition

December 31, 2016

|  | 2016 |
|---|---|
| **Assets** | |
| Cash | $ 1,191,365 |
| Securities owned, at fair value | 8,485,985 |
| Receivable from clearing organization | 973,751 |
| Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $912,882 | 43,610 |
| Current income taxes receivable | 89,463 |
| Deferred income taxes, net | 177,511 |
| Other assets | 290,897 |
| Total assets | $ 11,252,582 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Payable to clearing organization | $ 672,738 |
| Accounts payable and accrued expenses | 769,237 |
| Total liabilities | 1,441,975 |
| Stockholder's equity: | |
| Common stock, $5 par value. Authorized, 6,000 shares; issued and outstanding, 5,000 shares | 25,000 |
| Additional paid-in capital | 1,000,041 |
| Retained earnings | 8,785,566 |
| Total stockholder's equity | 9,810,607 |
| Total liabilities and stockholder's equity | $ 11,252,582 |

See accompanying notes to financial statements.

**COMMERCE BROKERAGE SERVICES, INC.**

(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Earnings

For the Year Ended December 31, 2016

|  | **2016** |
|---|---|
| Revenues: | |
| Commissions | $ 4,955,726 |
| Advisory fees | 5,613,843 |
| 12b-1 fees | 1,083,603 |
| Mutual fund revenue | 808,811 |
| Interest income | 32,978 |
| Other income | 359,744 |
| Total revenues | 12,854,705 |
| Expenses: | |
| Salaries and benefits | 7,145,775 |
| Rent and fees paid to affiliates, net | 1,595,910 |
| Clearing charges | 615,231 |
| Regulatory fees | 103,803 |
| Office supplies and postage | 143,493 |
| Online subscriptions | 393,685 |
| Travel and entertainment | 93,519 |
| Depreciation and amortization | 30,804 |
| Advertising | 21,029 |
| Other | 589,945 |
| Total expenses | 10,733,194 |
| Earnings before income taxes | 2,121,511 |
| Income tax expense: | |
| Current | 775,396 |
| Deferred | 11,327 |
| Total income tax expense | 786,723 |
| Net earnings | $ 1,334,788 |

See accompanying notes to financial statements.

3

## COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Stockholder's Equity

For the Year Ended December 31, 2016

| | Common stock | | Additional paid-in capital | | Retained earnings | | Total | |
|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2015 | $ | 25,000 | $ | 873,898 | $ | 7,450,778 | $ | 8,349,676 |
| Net earnings | | — | | — | | 1,334,788 | | 1,334,788 |
| Stock-based compensation | | — | | 111,658 | | — | | 111,658 |
| Net tax benefits related to equity compensation plan | | — | | 14,485 | | — | | 14,485 |
| Balance at December 31, 2016 | $ | 25,000 | $ | 1,000,041 | $ | 8,785,566 | $ | 9,810,607 |

See accompanying notes to financial statements.

## COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Cash Flows

For the Year Ended December 31, 2016

|  | 2016 |
|---|---:|
| Cash flows from operating activities: | |
| Net earnings | $ 1,334,788 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | |
| Depreciation and amortization | 30,804 |
| Deferred income taxes | 11,327 |
| Increase in current income taxes receivable | (38,959) |
| Increase in U.S. government securities | (1,492,875) |
| Decrease in net receivable from clearing organization | 38,615 |
| Stock-based compensation | 111,658 |
| Net tax benefits related to equity compensation plan | (14,485) |
| Increase in other assets | (19,837) |
| Decrease in accounts payable and accrued expenses | (124,946) |
| Net cash used in operating activities | (163,910) |
| Cash flows from investing activities: | |
| Purchases of furniture, equipment, and leasehold improvements | (7,721) |
| Net cash used in investing activities | (7,721) |
| Cash flows from financing activity: | |
| Net tax benefits related to equity compensation plan | 14,485 |
| Net cash provided by financing activity | 14,485 |
| Decrease in cash | (157,146) |
| Cash at beginning of year | 1,348,511 |
| Cash at end of year | $ 1,191,365 |
| Cash payments (net of refunds) of income taxes | $ 814,355 |

See accompanying notes to financial statements.

## (1) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank (the Parent). The Parent is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission as a broker/dealer to conduct general securities business and as an investment adviser offering fee-based managed accounts. The Company is a member of the Financial Industry Regulatory Authority, a regulatory organization offering oversight over all securities firms that do business with the public. It is also a member of the Securities Investor Protection Corporation, a corporation whose purpose is to protect the customers of brokers or dealers from loss in case of financial failure of the member. Current activities of the Company consist of providing investment services to customers for a variety of securities including mutual funds, exchange-listed and over-the-counter equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC (NFS), a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

### Basis of presentation

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles.

## (2) Summary of Significant Accounting Policies

### (a) Cash

Cash includes cash on hand and cash received from customers held by the Company as of year-end that is due to National Financial Services LLC. As of December 31, 2016, the Company did not hold any cash received from customers and due to NFS. When the Company does hold cash received from customers that is due to NFS, a corresponding liability is recorded in accounts payable and accrued expenses.

### (b) Securities transactions

Customer securities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

### (c) Commissions

The Company acts as a broker-dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions, the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold, it is recorded as a reduction in the payable to the customer. For other security and contract transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the customer's price of the security or contract. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis, which approximates U.S. generally accepted accounting principles. As of December 31, 2016, commission receivables from investment and insurance companies were $86,961 and are recorded in other assets.

## (d) Advisory fees

The Company offers professionally managed, fee-based advisory programs through an arrangement with sub-advisors to provide investment management and advisory services. In return for these services, the Company receives a portion of the customer's advisory fee. Advisory fees are calculated and charged in advance on a quarterly basis, based on the prior quarter's period ending account balance, and are recorded in revenue during the period in which they are earned.

## (e) Contract fees and deferred revenue

In conjunction with executing a contract with its clearing organization, the Company received an upfront payment of $287,500, which was recognized in income over the life of the Company's contract with the clearing organization, and seven $200,000 annual payments from the clearing organization which are recognized in income ratably during the year of collection. During 2016, the Company recorded income of $241,040 relating to this contract in other income, and as of December 31, 2016, has deferred revenue of $120,740 included in accounts payable and accrued expenses.

## (f) Securities owned, at fair value

Securities owned, at fair value consist of U.S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 1 measurement within the fair value hierarchy of Accounting Standards Codification (ASC) 820-10-35. Changes in fair value are recorded in other income in the Statements of Earnings.

## (g) Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis using estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

## (h) Other assets

Other assets are comprised of commission receivables from investment and insurance companies, prepaid expenses, and capitalized software, net of amortization.

## (i) Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of deferred fees, accrued incentives and sales commissions, accounts payable, and other accrued liabilities.

## (j) Income taxes

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is

7

recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2016 included a deferred tax asset of $44,908 relating to unearned fee income, $104,833 relating to stock-based compensation and $58,313 relating to accrued expenses, and a deferred tax liability of $27,554 relating to prepaid expenses. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. In accordance with ASC 740, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. There were no accrued interest and penalties at December 31, 2016.

### (j) Stock-based compensation

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with CBI's equity compensation plan. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized ratably as compensation expense and a corresponding capital contribution over the period the award is earned.

### (k) Use of estimates

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

### (l) Subsequent events

The Company evaluated potential subsequent events through February 27, 2017, which is the date that the financial statements were issued.

## (3) Related-Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. Under an ongoing agreement that was effective January 1, 2011, the Company was reimbursed by an affiliated company during 2016 for certain expenses, paid by the Company on the affiliate's behalf, which support revenue production at the affiliate. The reimbursements primarily relate to occupancy, data processing, and management fee expenses.

**COMMERCE BROKERAGE SERVICES, INC.**

(A Wholly Owned Subsidiary of Commerce Bank)

Notes to Financial Statements

December 31, 2016

The following table shows the amounts paid (received) by the Company to (from) the Parent and affiliated companies for the year ended December 31, 2016:

|                                    |    | **2016**   |
|------------------------------------|----|------------|
| Rent                               | $  | 547,554    |
| Fees paid to affiliates            |    | 1,109,818  |
| Expenses reimbursed from affiliate |    | (61,462)   |
|                                    | $  | 1,595,910  |

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $46,000 per month in 2016. As of December 31, 2016, the Company had an intercompany receivable due from CBI of $90,659 for federal and state income taxes. During 2016, the Company paid CBI $813,062 for income taxes. The Company maintains interest and noninterest-bearing deposit accounts at the Parent. These balances amounted to $1,191,365 at December 31, 2016.

Employees of the Company held 15,968 nonvested shares and 1,353 stock appreciation rights (of which 175 were exercisable) at December 31, 2016. These awards are settled in the common stock of CBI when exercised. During 2016, no stock appreciation rights were exercised. The Company recorded additional paid-in capital in 2016 of $111,658 relating to stock-based compensation cost.

As mentioned above, certain employees of the Company receive stock-based compensation under CBI's stockholder-approved plan. Stock-based compensation expense recognized in the Statement of Earnings during 2016 was $111,658, while the total income tax benefit recognized in the Statement of Earnings was $41,238. Stock-based compensation is issued in the form of nonvested restricted stock awards and stock appreciation rights, which are settled in the common stock of CBI. Nonvested stock awards generally vest after 4 to 7 years of continued employment and stock appreciation rights vest ratably over 4 years of continuous service. During 2016, 1,812 stock awards vested, and no stock appreciation rights were exercised. At December 31, 2016, employees of the Company held 15,968 nonvested shares and 1,353 stock appreciation rights. At December 31, 2016, there was $282,474 of unrecognized compensation cost (net of estimated forfeitures) related to unvested stock appreciation rights and stock awards. That cost is expected to be recognized over a weighted average period of approximately 3 years.

## (4) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2016:

|                                    |                                               | **2016**        |             |
|------------------------------------|-----------------------------------------------|-----------------|-------------|
|                                    | Level in Fair Value<br>Measurement Hierarchy  | Carrying Amount | Fair Value  |
| Financial assets:                  |                                               |                 |             |
| Securities owned, at fair value    | Level 1                                       | $8,485,985      | $8,485,985  |

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of Commerce Bank)

Notes to Financial Statements

December 31, 2016

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but the carrying amounts approximate fair value because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, receivable from and payable to clearing organization, other assets and accounts payable and accrued expenses.

The fair value of securities owned is based on published bid prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy.

## (5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had regulatory net capital of $8,798,859, which was $8,548,859 in excess of its required net capital of $250,000.

## (6) Retirement plans

A portion of the Company's employees are covered by a noncontributory defined benefit pension plan offered by CBI, however, participation in the pension plan is not available to employees hired after June 30, 2003. All participants are fully vested in their benefit payable upon normal retirement date, which is based on years of participation and compensation. Since January 2011, all benefits accrued under the pension plan have been frozen. However, the accounts continue to accrue interest at a stated annual rate. The CBI pension plan was slightly underfunded at December 31, 2016, as the projected benefit obligation exceeded the value of plan assets by approximately 10%. The Company recorded pension expense of $8,653 in 2016 related to the plan.

Substantially all of the Company's employees are covered by a defined contribution (401(k)) plan offered by CBI, under which the Company makes matching contributions. During 2016, the Company recorded $283,770 of expense related to CBI's 401(k) plan.

## (7) Income taxes

Income tax expense for the year ended December 31, 2016 is comprised of the following components:

| Current expense | | 2016 | Deferred expense | | 2016 |
|---|---|---|---|---|---|
| Federal | $ | 714,569 | Federal | $ | 9,770 |
| State | | 60,827 | State | | 1,557 |
| Total | $ | 775,396 | Total | $ | 11,327 |

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of Commerce Bank)

Computation of Net Capital Requirement Pursuant to Rule 15c3-1

December 31, 2016

| | | |
|---|---|---|
| Total stockholder's equity per statement of financial condition | $ | 9,810,607 |
| Deductions/charges: | | |
| Nonallowable assets: | | |
| Other assets | | 95,893 |
| Current income taxes receivable | | 89,463 |
| Deferred income taxes, net | | 177,511 |
| Prepaid insurance | | 179,907 |
| Furniture, equipment, and leasehold improvements, net | | 43,610 |
| Cash at affiliate in excess of estimated four weeks' average expenses | | 405,365 |
| Other deductions/charges | | 54 |
| Haircuts on securities | | 19,945 |
| Net capital | | 8,798,859 |
| Minimum net capital requirement | | 250,000 |
| Excess of net capital over minimum net capital requirement | $ | 8,548,859 |
| Aggregate indebtedness | $ | 1,441,975 |
| Ratio aggregate indebtedness to net capital | | .16 to 1 |

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

**COMMERCE BROKERAGE SERVICES, INC.**

(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Customer Account Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Proprietary Account of Broker Dealers
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of Commerce Bank)

Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.



6 CITYPLACE DRIVE SUITE 900   ST. LOUIS, MO 63141   PH 314.983.1200   FX 314.983.1300   BSWLLC.COM

A MEASURABLE DIFFERENCE™

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Commerce Brokerage Services, Inc.
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Commerce Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commerce Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Commerce Brokerage Services, Inc. stated that Commerce Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Commerce Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commerce Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Brown Smith Wallace, LLP*

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 27, 2017

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

 **Commerce Brokerage Services, Inc.**
Member FINRA/SIPC    A Subsidiary of Commerce Bank

Clayton
8000 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 746-8777
(800)356-1606 Toll Free

### Commerce Brokerage Services, Inc.
### (A Wholly Owned Subsidiary of Commerce Bank)
### Exemption Report

Commerce Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: Rule 15c3-3 subparagraph (k)(2)(i) and Rule 15c3-3 subparagraph (k)(2)(ii) (Exemption Provisions).

2) The Company met the identified exemption provisions of (k)(2)(i) throughout the year ended December 31, 2016, except as described below.

- During the year ended December 31, 2016, one check was not transmitted by noon of the next business day following receipt. The nature of the exception and the month in which the exception occurred are as follows:

| Month | Incomplete/ Inaccurate Instructions | Associate Delay | Mail Delay |
|---|---|---|---|
| October | 0 | 1 | 0 |

3) The Company met the identified exemption provisions of (k)(2)(ii) throughout the year ended December 31, 2016, except as described below.

- During the year ended December 31, 2016, a total of 15 checks were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

| Month | Incomplete/ Inaccurate Instructions | Associate Delay | Mail Delay |
|---|---|---|---|
| February | 1 | | |
| March | 1 | 2 | |
| May | 1 | 4 | |
| July | 1 | 2 | |
| September | 1 | | |
| October | 1 | | |
| December | 1 | | |
| **Total** | **7** | **8** | **0** |

| Mutual Funds, Annuities and Other Investment Products: |
|---|
| *Not FDIC Insured<br>*No Bank Guarantee<br>*May Lose Value |

- During the year ended December 31, 2016, there were 17 instances of securities that were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

| Month | Incomplete/ Inaccurate Instructions | Associate Delay | Mail Delay |
|---|---|---|---|
| June | 1 | 4 | |
| July | 1 | | 1 |
| September | | 2 | |
| October | 6 | | |
| December | 1 | | 1 |
| Total | 9 | 6 | 2 |

Commerce Brokerage Services, Inc.

I, Tiffany Simpson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Tiffany Simpson
Treasurer, Commerce Brokerage Services, Inc.

February 27, 2017